Exhibit 99.1

Höegh LNG Partners LP Declares Distributions and Announces Reduction in Quarterly Cash Distributions to Common Units

Hamilton, Bermuda, 27 July 2021 - Höegh LNG Partners LP (the "Partnership") (NYSE: HMLP) today announced that its Board of Directors has reduced the Partnership’s quarterly cash distribution to $0.01 per common unit, down from a distribution of $0.44 per common unit in the first quarter of 2021, commencing with the distribution for the second quarter of 2021 payable on August 13, 2021 to common unitholders of record as of the close of business on August 6, 2021. The Partnership needs to conserve its internally generated cash flows to resolve issues related to the ongoing refinancing of the PGN FSRU Lampung credit facility as described below. The Partnership thereafter expects to use its internally generated cash flow to reduce debt levels and strengthen its balance sheet.

There is no change to the $0.546875 quarterly cash distribution relating to the Partnership’s outstanding 8.75% Series A cumulative redeemable preferred units. The cash distribution for the 8.75% Series A preferred units for the period commencing May 15, 2021 to August 14, 2021 will be paid on August 16, 2021 to all 8.75% Series A preferred unitholders of record as of the close of the business on August 9, 2021.

The ongoing refinancing of the PGN FSRU Lampung credit facility, which had been scheduled to close by the end of the second quarter of 2021, is not yet completed due to the failure by the charterer of the PGN FSRU Lampung to consent to and countersign certain customary documents related to the new credit facility. By letter dated July 13, 2021, the charterer raised certain issues in relation to the operations of the vessel and its charter and by further letter dated July 27, 2021, has stated that it will commence arbitration to declare the charter null and void, and/or to terminate the charter, and/or seek damages. Based on an initial legal review, the Partnership believes the charterer’s position is without merit. These circumstances have left the Partnership exposed to having to arrange alternative refinancing, or rearrange the existing refinancing, in the short term in advance of the debt facility’s maturity on September 29, 2021, which was originally expected to occur in October 2021. We have commenced discussions with key lenders, and expect that the terms of any alternative refinancing, if we are successful in finalizing such refinancing, are likely to be less favorable than the terms of the originally agreed refinancing. No assurance can be given at this time as to the outcome of the dispute with the charterer of PGN FSRU Lampung, or of the aforementioned discussions with lenders. In the meantime, the PGN FRSU Lampung has continued to operate pursuant to the terms of the charter.

The Partnership has received notice from Höegh LNG Holdings Ltd that the revolving credit line of $85 million will not be extended when it matures on January 1, 2023, and that Höegh LNG Holdings Ltd will have very limited capacity to extend any additional advances to the Partnership beyond what is currently drawn under the facility. In addition, following the consummation of an amalgamation by Höegh LNG Holdings Ltd which closed on May 4, 2021, some provisions of the omnibus agreement entered into in connection with the IPO, terminated in accordance with their terms. With these recent changes, the Partnership’s liquidity and financial flexibility will be reduced. In light of these factors, as well as current conditions in the FSRU market, which may heighten re-contracting risk, the Board of Directors believes that the Partnership should use its internally generated cash flow to reduce debt levels and strengthen its balance sheet.

Once the PGN FSRU Lampung situation is resolved, the Board of Directors will consider appropriate common unit distribution levels, if any, with a primary emphasis on managing the Partnership within the constraints of internally generated cash flows, deleveraging and maintenance of long-term financial sustainability.

John V. Veech, Chairman of the Board of Directors of Höegh LNG Partners LP, commented: “The Board of Directors has determined that it is in the best interests of the Partnership moving forward to focus its capital allocation on deleveraging its balance sheet, strengthening its long-term financial sustainability, and enhancing its ability to operate the business within its internally generated cashflows. First, the Partnership needs to prioritize resolving the issues related to the ongoing refinancing of the PGN FSRU Lampung credit facility. With that near-term priority addressed, and by adjusting our capital allocation to conserve internally generated cashflows from our time charters, we are confident that we can reduce our debt levels, strengthen our balance sheet, and operate on a more sustainable basis in the context of an evolving FSRU market.”

Forward-Looking Statements

This press release includes statements that may constitute forward-looking statements, including, without limitation, statements related to future cash distributions to unitholders, the refinancing of the PGN FSRU Lampung credit facility, future time charter rates and the disposition of the dispute with the charterer of PGN FSRU Lampung. Such forward-looking statements are subject to a variety of known and unknown risks, uncertainties, and other factors that are difficult to predict and many of which are beyond management's control. Factors that can affect future results are discussed in the Partnership’s Annual Report on Form 20-F for the year ended December 31, 2020 filed by the Partnership with the U.S. Securities and Exchange Commission ("SEC") and the other reports the Partnership files with the SEC. The Partnership undertakes no obligation to update or revise any forward-looking statement to reflect new information or events.

Contact:

The IGB Group, Bryan Degnan, +1 (646) 673-9701 / Leon Berman, +1 (212) 477-8438
Knut Johan Arnholdt, VP IR and Strategy, +47 922 59 131

Source: Hoegh LNG Partners LP